UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of
The Williams Investment Plus Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.
Tulsa, Oklahoma
June 14, 2018

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

	2017	2016
Assets:
Investments (at fair value)	$1,370,333,954	$1,201,355,403
Notes receivable from participants	22,818,203	22,950,039
Non-interest bearing cash	94,938	3,906,095
Receivables	882,739	2,384,976
Due from Fidelity Management Trust Company	-	204,989

Total assets (at fair value)	1,394,129,834	1,230,801,502

Liabilities:
Accrued liabilities	1,072,518	683,390

Total liabilities	1,072,518	683,390

Net assets available for benefits	$1,393,057,316	$1,230,118,112

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2017

Additions to net assets:
Contributions:
Participant	$52,194,758
Employer	33,652,466
Rollovers	7,457,065
Total contributions	93,304,289

Net investment income:
Net increase in fair value of investments	207,950,200
Dividends	11,920,844
Interest	130,623
Total net investment income	220,001,667

Interest income on notes receivable from participants	1,057,840

Total additions to net assets	314,363,796

Deductions from net assets:
Withdrawals	149,805,423
Administrative expenses	2,434,523
Dividend distributions	64,799

Total deductions from net assets	152,304,745

Net increase during the year	162,059,051

Transfer from Mid-South PACE Savings and Retirement Plan (Note 1)	880,153

Net assets available for benefits at beginning of year	1,230,118,112

Net assets available for benefits at end of year	$1,393,057,316

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”), excluding employees represented by certain collective bargaining agreements and certain other employees, as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan was amended to provide for the transfer of the participant accounts of the Mid-South PACE Savings and Retirement Plan to the Plan effective November 30, 2017. The net assets transferred to the Plan are included on the Statement of Changes in Net Assets Available for Benefits as Transfer from Mid-South PACE Savings and Retirement Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility with respect to overriding the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Contributions

Each eligible participant has employee contribution accounts consisting primarily of, as applicable, a Pre-Tax Account, as well as various after-tax contribution accounts, Roth accounts, catchup accounts, rollover contribution accounts, and employer contribution accounts. Certain participants may also have additional contribution accounts, as applicable.

Each eligible employee participant may contribute from 1 percent to a maximum of 50 percent of their eligible compensation per pay period on a pre-tax and/or Roth basis. The maximum pre-tax and/or Roth contribution percentage for Highly Compensated Employees is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2017.

Additionally, the Plan includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire are automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation is withheld on a pre-tax basis and invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

Participants may elect to invest in various investment options provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. Investment options include common/collective trusts, common stocks including common stocks held within separately managed accounts, mutual funds, and a self-directed brokerage fund. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash. Additionally, funds comprised of common stock of Chesapeake Energy Company, which transferred to the Plan from the Access Midstream Partners GP, LLC 401(k) Savings Plan, are closed to new investments, including contributions and exchanges. Additionally, dividend payments on the Chesapeake Energy Company common stock, if applicable, are reinvested in additional shares of common stock.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s common stock funds, the participant may request payment of benefits under the Plan in the common stock held within such funds.

Eligible employee participants may request a partial withdrawal from the Plan of their rollover contribution accounts and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of certain of the participant’s employer and employee contribution accounts. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

A participant who is under age 59½ and is totally and permanently disabled, as defined in the Plan, may make a withdrawal from the eligible amounts in their Pre-Tax Account and Roth Account or request a full distribution from the Plan.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

Other

Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Net investment income, including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except as indicated within this Note. Benefit payments are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net increase in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses, including audit and legal fees, of the Plan are paid by Williams.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges, as well as interest-bearing cash. The Plan’s Level 2 investments primarily consist of common stocks traded on foreign exchanges, certificates of deposit, and government and corporate bonds. The Plan has no Level 3 investments.

The fair values of common stocks traded on U.S. exchanges and exchange-traded funds within the self-directed brokerage fund are derived from quoted market prices as of the close of business on the last business day of the Plan year. The fair value of common stocks traded on foreign exchanges are also derived from quoted market prices as of the close of business on an active foreign exchange on the last business day of the Plan year. The valuation requires translation of the foreign currency to U.S. dollars, and the foreign exchange rate used in the translation is considered an observable input to the valuation. Shares of money market funds and mutual funds are valued at fair value

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values of the shares held by the Plan. The carrying value of interest-bearing cash approximates fair value because of the short-term nature of this investment. The units of the common/collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4).

There have been no significant changes in the preceding valuation methodologies used at December 31, 2017 and 2016. Additionally, there were no significant transfers or reclassifications of investments between Level 1 and Level 2 during 2017. If transfers between levels had occurred, the transfers would have been recognized as of the end of the period.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2017 and 2016, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The fair value for the common/collective trusts are provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2017:
Interest-bearing cash	$3,786,766	$—	$—	$3,786,766
Mutual funds	190,639,612	—	—	190,639,612
Self-directed brokerage fund	81,830,238	1,870,486	—	83,700,724
Common stocks	382,138,686	5,191,370	—	387,330,056
	$658,395,302	$7,061,856	$—	665,457,158
Common/collective trusts				704,876,796
Total investments at fair value				$1,370,333,954

2016:
Mutual funds	$143,486,703	$—	$—	$143,486,703
Self-directed brokerage fund	73,039,673	526,653	—	73,566,326
Common stocks	360,929,192	—	—	360,929,192
	$577,455,568	$526,653	$—	577,982,221
Common/collective trusts				623,373,182
Total investments at fair value				$1,201,355,403

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 4--Common/collective trusts

The Plan holds investments in several common/collective trusts that invest primarily in mutual funds, fixed income securities, and international equity securities. These common/collective trusts have no unfunded commitments. Generally, participant-directed redemptions occur daily. In some cases, FMTC may require up to ten days to settle these redemptions. However, FMTC may require additional notice for redemptions directed by a plan sponsor.

Additionally, the Plan holds an investment in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust, which is managed by FMTC as trustee (“MIP II Fund Trustee”). Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

During 2017, the Plan received revenue sharing credits from FMTC for 2016 credits. Revenue sharing credits are refunds of a portion of the revenue Fidelity and other fund managers have received and are generally based on the funds participants have chosen. These credits were allocated to eligible participant accounts during 2017. The revenue sharing credits received in 2017 were recognized on the Statement of Changes in Net Assets Available for Benefits in 2016 and included on the December 31, 2016 Statement of Net Assets Available for Benefits as Due from Fidelity Management Trust Company.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended. Once qualified, the Plan is required to operate in conformity

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken.

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2017	2016
Net assets available for benefits per the financial statements	$1,393,057,316	$1,230,118,112
Amounts allocated to withdrawing participants	(53,870)	(46,639)
Net assets available for benefits per the Form 5500	$1,393,003,446	$1,230,071,473

The following is a reconciliation of Net increase during the year per the Statement of Changes in Net Assets Available for Benefits to net income per the Form 5500 for the year ended December 31, 2017:

Net increase during the year	$162,059,051
Less: Amounts allocated to withdrawing participants at December 31, 2017	(53,870)
Add: Amounts allocated to withdrawing participants at December 31, 2016	46,639
Net income per Form 5500	$162,051,820

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2017, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity	Fidelity Managed Income Portfolio II – 88,206,282 shares		$88,206,282
*	Fidelity	Fidelity Diversified International Commingled Pool – 5,362,788 shares		69,930,755
	Prudential	Prudential Core Plus Bond Fund Class 5 – 336,359 shares		54,315,224
	Vanguard	Vanguard Target Retirement Income Trust II – 506,258 shares		17,197,575
	Vanguard	Vanguard Target Retirement 2015 Trust II – 203,099 shares		6,588,519
	Vanguard	Vanguard Target Retirement 2020 Trust II – 3,389,859 shares		111,594,159
	Vanguard	Vanguard Target Retirement 2025 Trust II – 1,725,468 shares		56,767,896
	Vanguard	Vanguard Target Retirement 2030 Trust II – 3,591,694 shares		117,340,644
	Vanguard	Vanguard Target Retirement 2035 Trust II – 741,743 shares		24,611,049
	Vanguard	Vanguard Target Retirement 2040 Trust II – 2,337,295 shares		80,052,360
	Vanguard	Vanguard Target Retirement 2045 Trust II – 607,108 shares		20,920,947
	Vanguard	Vanguard Target Retirement 2050 Trust II – 1,271,429 shares		44,004,146
	Vanguard	Vanguard Target Retirement 2055 Trust II – 213,843 shares		9,913,754
	Vanguard	Vanguard Target Retirement 2060 Trust II – 93,255 shares		3,408,470
	Vanguard	Vanguard Target Retirement 2065 Trust II – 1,113 shares		25,016
				704,876,796
	Registered Investment Companies
	PIMCO	PIMCO Real Return Fund Institutional Class – 552,710 shares		6,112,975
*	Fidelity	Fidelity U.S. Bond Index Fund Institutional Class – 877,890 shares		10,174,741
	Vanguard	Vanguard Extended Market Index Fund Institutional Shares – 263,693 shares		22,347,973
	Vanguard	Vanguard Institutional Index Fund Institutional Shares – 560,514 shares		136,462,730
	Vanguard	Vanguard Total International Stock Index Fund Institutional Shares – 127,347 shares		15,540,105
				190,638,524

	Common Stock
	Chesapeake Energy Co.	Common stock – 481,654 shares		1,907,349
*	The Williams Companies, Inc.	Common stock – 354,249 shares		10,803,814
				12,711,163

	Investments held in Separately Managed Accounts
	Macquarie U.S. Large Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term investment fund – 741,392 units		741,392

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	Common Stock:
	ABBOTT LABORATORIES	Common stock – 36,153 shares		2,063,252
	ALLSTATE CORPORATION	Common stock – 19,358 shares		2,026,976
	ARCHER DANIELS MIDLAND CO	Common stock – 46,315 shares		1,856,305
	AT&T INC	Common stock – 52,082 shares		2,024,948
	BANK OF NEW YORK MELLON CORP	Common stock – 37,396 shares		2,014,148
	BB&T CORP	Common stock – 41,700 shares		2,073,324
	CA INC	Common stock – 59,450 shares		1,978,496
	CARDINAL HEALTH INC	Common stock – 29,320 shares		1,796,436
	CHEVRON CORP	Common stock – 17,009 shares		2,129,357
	CISCO SYSTEMS INC	Common stock – 56,046 shares		2,146,562
	CONOCOPHILLIPS	Common stock – 41,397 shares		2,272,281
	CVS HEALTH CORP	Common stock – 25,584 shares		1,854,840
	DOLLAR TREE INC	Common stock – 20,000 shares		2,146,200
	DOWDUPONT INC	Common stock – 26,756 shares		1,905,562
	EDISON INTL	Common stock – 24,761 shares		1,565,886
	EQUITY RESIDENTIAL REIT	Common stock – 28,689 shares		1,829,497
	EXPRESS SCRIPTS HLDG CO	Common stock – 31,600 shares		2,358,624
	HALLIBURTON CO	Common stock – 44,411 shares		2,170,366
	INTEL CORP	Common stock – 45,634 shares		2,106,465
	JOHNSON & JOHNSON	Common stock – 14,718 shares		2,056,399
	LOWES COS INC	Common stock – 25,214 shares		2,343,389
	MARATHON OIL CORP	Common stock – 138,520 shares		2,345,144
	MARSH & MCLENNAN COS INC	Common stock – 24,575 shares		2,000,159
	MERCK & CO INC NEW	Common stock – 31,849 shares		1,792,143
	MONDELEZ INTERNATIONAL INC	Common stock – 46,102 shares		1,973,166
	NORTHROP GRUMMAN CORP	Common stock – 6,893 shares		2,115,531
	OCCIDENTAL PETROLEUM CORP	Common stock – 31,100 shares		2,290,826
	ORACLE CORP	Common stock – 38,238 shares		1,807,893
	PFIZER INC	Common stock – 55,798 shares		2,021,004
	QUEST DIAGNOSTICS INC	Common stock – 19,312 shares		1,902,039
	RAYTHEON CO	Common stock – 10,609 shares		1,992,901
	VERIZON COMMUNICATIONS INC	Common stock – 40,822 shares		2,160,708
	WASTE MANAGEMENT INC	Common stock – 24,052 shares		2,075,688

	LSV U.S. Small/Mid Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term investment fund – 225,069 units		225,069
	Common Stock:

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AARONS INC A	Common stock – 5,100 shares		203,235
	ADTALEM GLOBAL EDUCATION INC	Common stock – 6,200 shares		260,710
	AIR LEASE CORP CL A	Common stock – 9,100 shares		437,619
	ALLISON TRANSMISSION HLDGS INC	Common stock – 6,200 shares		267,034
	AMC NETWORKS INC CL A	Common stock – 2,800 shares		151,424
	AMERICAN FINL GROUP INC OHIO	Common stock – 2,000 shares		217,080
	AMN HEALTHCARE SERVICES INC	Common stock – 2,500 shares		123,125
	ARROW ELECTRONICS INC	Common stock – 4,700 shares		377,927
	ASHFORD HOSPITALITY PRIME INC	Common stock – 11,700 shares		113,841
	ASSURED GUARANTY LTD	Common stock – 7,600 shares		257,412
	AXIS CAPITAL HOLDINGS LTD	Common stock – 5,500 shares		276,430
	BANCO LATINOAMERICANO DE COMER	Common stock – 13,100 shares		352,390
	BANKUNITED INC	Common stock – 7,100 shares		289,112
	BEAZER HOMES USA INC	Common stock – 15,200 shares		291,992
	BED BATH & BEYOND INC	Common stock – 5,400 shares		118,746
	BERKSHIRE HILLS BANCORP INC	Common stock – 7,400 shares		270,840
	BIG 5 SPORTING GOODS CORP	Common stock – 7,800 shares		59,280
	BLOCK H & R INC	Common stock – 7,300 shares		191,406
	BLOOMIN BRANDS INC	Common stock – 9,700 shares		206,998
	BORGWARNER INC	Common stock – 4,600 shares		235,014
	BUNGE LIMITED	Common stock – 2,500 shares		167,700
	C N A FINANCIAL CORP	Common stock – 10,700 shares		567,635
	CABOT CORP	Common stock – 2,900 shares		178,611
	CAMDEN NATIONAL CORP	Common stock – 7,300 shares		307,549
	CENTENE CORP	Common stock – 2,100 shares		211,848
	CHATHAM LODGING TRUST	Common stock – 11,400 shares		259,464
	CIRRUS LOGIC INC	Common stock – 5,800 shares		300,788
	CIT GROUP INC	Common stock – 6,400 shares		315,072
	CITY OFFICE REIT INC	Common stock – 18,400 shares		239,384
	CNO FINANCIAL GROUP INC	Common stock – 16,200 shares		399,978
	COMMUNITY TRUST BANCORP INC	Common stock – 3,200 shares		150,720
	CONVERGYS CORP	Common stock – 14,400 shares		338,400
	COOPER STANDARD HOLDING INC	Common stock – 2,200 shares		269,500
	CORENERGY INFRASTR TR INC	Common stock – 4,800 shares		183,360
	CROWN HOLDINGS INC	Common stock – 2,400 shares		135,000
	CUSTOMERS BANCORP INC	Common stock – 7,500 shares		194,925
	DANA INC	Common stock – 8,800 shares		281,688
	DDR CORP	Common stock – 18,500 shares		165,760
	DELUXE CORP	Common stock – 4,300 shares		330,412

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	DILLARDS INC CL A	Common stock – 2,900 shares		174,145
	DIME COMMUNITY BANCSHARES INC	Common stock – 16,200 shares		339,390
	DOMTAR CORP	Common stock – 7,600 shares		376,352
	EASTMAN CHEMICAL CO	Common stock – 5,900 shares		546,576
	ENCOMPASS HEALTH CORP	Common stock – 6,300 shares		311,283
	ENERGIZER HLDGS INC	Common stock – 6,200 shares		297,476
	ENTERGY CORP	Common stock – 4,700 shares		382,533
	F5 NETWORKS INC	Common stock – 1,800 shares		236,196
	FEDERAL AGRI MTG NON VTG CL C	Common stock – 4,200 shares		328,608
	FINANCIAL INSTITUTIONS INC	Common stock – 5,000 shares		155,500
	FIRST AMERICAN FINANCIAL CORP	Common stock – 6,400 shares		358,656
	FIRST DEFIANCE FINL CORP	Common stock – 5,000 shares		259,850
	FIRSTENERGY CORP	Common stock – 15,100 shares		462,362
	FLEX LTD	Common stock – 17,200 shares		309,428
	FRANKLIN STREET PPTYS CORP	Common stock – 9,800 shares		105,252
	GATX CORP	Common stock – 4,600 shares		285,936
	GLOBAL BRASS &COPPER HLDGS INC	Common stock – 7,700 shares		254,870
	GOODYEAR TIRE & RUBBER CO	Common stock – 10,000 shares		323,100
	GOVERNMENT PPTYS INCOME TRUST	Common stock – 12,600 shares		233,604
	GREAT SOUTHERN BANCORP INC	Common stock – 4,500 shares		232,425
	HANMI FINANCIAL CORPORATION	Common stock – 4,900 shares		148,715
	HAVERTY FURNITURE COS INC	Common stock – 8,200 shares		185,730
	HAWAIIAN HLDGS INC	Common stock – 5,900 shares		235,115
	HEARTLAND FINANCIAL USA INC	Common stock – 5,700 shares		305,805
	HOSPITALITY PROPERTY TR REIT	Common stock – 13,500 shares		402,975
	HUNTSMAN CORP	Common stock – 20,200 shares		672,458
	INDEPENDENCE REALTY TR INC	Common stock – 21,400 shares		215,926
	INTEGER HOLDINGS CORP	Common stock – 3,400 shares		154,020
	ITT INC	Common stock – 6,800 shares		362,916
	JABIL INC	Common stock – 13,400 shares		351,750
	JERNIGAN CAPITAL INC	Common stock – 7,300 shares		138,773
	JETBLUE AIRWAYS CORP	Common stock – 13,500 shares		301,590
	JUNIPER NETWORKS INC	Common stock – 11,700 shares		333,450
	KELLY SERVICES INC CL A	Common stock – 6,500 shares		177,255
	KOHLS CORP	Common stock – 5,300 shares		287,419
	KRATON CORP	Common stock – 5,300 shares		255,301
	LANNETT INC	Common stock – 6,900 shares		160,080
	LAZARD LTD CL A	Common stock – 7,900 shares		414,750
	LEAR CORP NEW	Common stock – 2,100 shares		370,986

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	LEGG MASON INC	Common stock – 6,400 shares		268,672
	LEXINGTON REALTY TRUST REIT	Common stock – 24,900 shares		240,285
	LIFEPOINT HEALTH INC	Common stock – 6,800 shares		338,640
	MACK CALI REALTY CORP REIT	Common stock – 8,200 shares		176,792
	MAIDEN HLDGS LTD	Common stock – 18,600 shares		122,760
	MALLINCKRODT PLC	Common stock – 7,900 shares		178,224
	MANPOWERGROUP INC	Common stock – 4,400 shares		554,884
	MCDERMOTT INTL INC	Common stock – 42,000 shares		276,360
	MEDICAL PPTY TR INC	Common stock – 22,100 shares		304,538
	MERITOR INC	Common stock – 18,000 shares		422,280
	MGIC INVESTMENT CORP	Common stock – 30,100 shares		424,711
	MICHAEL KORS HOLDINGS LTD	Common stock – 5,200 shares		327,340
	MILLER HERMAN INC	Common stock – 9,800 shares		392,490
	MURPHY OIL CORP	Common stock – 6,800 shares		211,140
	MURPHY USA INC	Common stock – 2,900 shares		233,044
	NAVIENT CORP	Common stock – 16,900 shares		225,108
	NCR CORP	Common stock – 6,500 shares		220,935
	NELNET INC CL A	Common stock – 3,000 shares		164,340
	NETGEAR INC	Common stock – 3,700 shares		217,375
	NEW MOUNTAIN FINANCE CORP	Common stock – 16,800 shares		227,640
	NEWTEK BUSINESS SERVICES CORP	Common stock – 9,100 shares		168,259
	OFFICE DEPOT INC	Common stock – 41,700 shares		147,618
	OMEGA HEALTHCARE INVESTORS INC	Common stock – 10,100 shares		278,154
	ON SEMICONDUCTOR CORP	Common stock – 21,900 shares		458,586
	OWENS AND MINOR INC	Common stock – 9,100 shares		171,808
	OWENS CORNING INC	Common stock – 6,700 shares		615,998
	OWENS ILLINOIS INC	Common stock – 14,200 shares		314,814
	PACKAGING CORP OF AMERICA	Common stock – 1,200 shares		144,660
	PBF ENERGY INC CL A	Common stock – 5,500 shares		194,975
	PENNANTPARK INVESTMENT CORP	Common stock – 23,300 shares		161,003
	PENSKE AUTOMOTIVE GROUP INC	Common stock – 4,300 shares		205,755
	PIEDMONT OFFICE REALTY TRUST A	Common stock – 9,900 shares		194,139
	PROSPECT CAPITAL CORP FD	Common stock – 27,200 shares		183,328
	PULTEGROUP INC	Common stock – 6,300 shares		209,475
	RADIAN GROUP INC	Common stock – 12,000 shares		247,320
	REGIONAL MANAGEMENT CORP	Common stock – 6,500 shares		171,015
	REINSURANCE GROUP OF AMERICA	Common stock – 2,800 shares		436,604
	SABRA HEALTHCARE REIT INC	Common stock – 17,079 shares		320,573
	SANDERSON FARMS INC	Common stock – 3,000 shares		416,340

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	SANMINA CORP	Common stock – 7,900 shares		260,700
	SCANA CORP	Common stock – 3,400 shares		135,252
	SCANSOURCE INC	Common stock – 7,200 shares		257,760
	SCRIPPS NETWORK INTER CL A	Common stock – 3,800 shares		324,444
	SELECT INCOME REIT	Common stock – 15,100 shares		379,463
	SONIC AUTOMOTIVE INC CL A	Common stock – 10,100 shares		186,345
	SPIRIT AEROSYSTEM HLD INC CL A	Common stock – 7,300 shares		636,925
	STEELCASE INC CLASS A	Common stock – 18,600 shares		282,720
	STONERIDGE INC	Common stock – 7,900 shares		180,594
	SUCAMPO PHARMACEUTICALS INC	Common stock – 9,400 shares		168,730
	SYNAPTICS INC	Common stock – 2,700 shares		107,838
	TCF FINANCIAL CORPORATION	Common stock – 21,000 shares		430,500
	THE CHILDRENS PLACE INC	Common stock – 1,500 shares		218,025
	TOWER INTERNATIONAL INC	Common stock – 8,400 shares		256,620
	TRINSEO SA	Common stock – 6,000 shares		435,600
	TRIUMPH GROUP INC	Common stock – 5,600 shares		152,320
	TTM TECHNOLOGIES INC	Common stock – 17,700 shares		277,359
	TUTOR PERINI CORP	Common stock – 8,100 shares		205,335
	UNITED RENTALS INC	Common stock – 2,400 shares		412,584
	UNITED STATES STEEL CORP	Common stock – 4,600 shares		161,874
	UNITED THERAPEUTICS CORP DEL	Common stock – 1,600 shares		236,720
	UNUM GROUP	Common stock – 9,300 shares		510,477
	VEREIT INC	Common stock – 19,500 shares		151,905
	VILLAGE SUPER MKT INC CL A NEW	Common stock – 6,700 shares		153,631
	VISHAY INTERTECHNOLOGY INC	Common stock – 16,100 shares		334,075
	VISHAY PRECISION GROUP INC	Common stock – 4,800 shares		120,720
	VOYA FINANCIAL INC	Common stock – 5,900 shares		291,873
	WABASH NATIONAL CORP	Common stock – 12,600 shares		273,420
	WALKER & DUNLOP INC	Common stock – 3,800 shares		180,500
	WASHINGTON PRIME GROUP INC	Common stock – 42,200 shares		300,464
	WEIS MARKETS INC	Common stock – 900 shares		37,251
	WILLIAMS-SONOMA INC	Common stock – 3,900 shares		201,630
	WORLD FUEL SERVICES CORP	Common stock – 5,200 shares		146,328
	WYNDHAM WORLDWIDE CORP	Common stock – 3,700 shares		428,719
	XEROX CORP	Common stock – 8,825 shares		257,249
	ZIONS BANCORP	Common stock – 5,200 shares		264,316

	T. Rowe Price U.S. Large-Cap Core Growth Equity Portfolio:
	Interest-bearing Cash:

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	BROWN BROTHERS HARRIMAN	Short-term investment fund – 908,666 units		908,666
	Registered Investment Company:
	T ROWE PRICE	T Rowe Price Government Reserve Fund - 1,088 units		1,088
	Common Stock:
	ACTIVISION BLIZZARD INC	Common stock – 6,100 shares		386,252
	AETNA INC	Common stock – 10,800 shares		1,948,212
	AGILENT TECHNOLOGIES INC	Common stock – 1,700 shares		113,849
	ALASKA AIR GROUP INC	Common stock – 14,800 shares		1,087,948
	ALEXION PHARMACEUTICALS INC	Common stock – 18,054 shares		2,159,078
	ALIBABA GROUP HLD LTD SPON ADR	Common stock – 46,100 shares		7,949,023
	ALLERGAN PLC	Common stock – 100 shares		16,358
	ALPHABET INC CL A	Common stock – 3,890 shares		4,097,726
	ALPHABET INC CL C	Common stock – 8,970 shares		9,386,208
	AMAZON.COM INC	Common stock – 16,261 shares		19,016,752
	AMERICAN AIRLINES GROUP INC	Common stock – 66,800 shares		3,475,604
	AMERICAN EXPRESS CO	Common stock – 200 shares		19,862
	AMERICAN TOWER CORP	Common stock – 12,762 shares		1,820,755
	AMERIPRISE FINANCIAL INC	Common stock – 2,486 shares		421,302
	ANALOG DEVICES INC	Common stock – 100 shares		8,903
	ANTHEM INC	Common stock – 5,382 shares		1,211,004
	APPLE INC	Common stock – 27,700 shares		4,687,671
	APTIV PLC	Common stock – 4,100 shares		347,803
	ASML HLDG NV (NY REG SHS) NEW	Common stock – 1,100 shares		191,202
	BALL CORP	Common stock – 942 shares		35,655
	BANK OF NEW YORK MELLON CORP	Common stock – 3,200 shares		172,352
	BECTON DICKINSON & CO	Common stock – 15,488 shares		3,315,361
	BIOGEN INC	Common stock – 5,332 shares		1,698,615
	BOEING CO	Common stock – 21,100 shares		6,222,601
	BROADCOM LTD	Common stock – 8,100 shares		2,080,890
	CANADIAN PAC RAILWAY LTD	Common stock – 500 shares		91,380
	CANADIAN PACIFIC RAIL LTD (US)	Common stock – 2,000 shares		365,520
	CELGENE CORP	Common stock – 4,628 shares		482,978
	CHUBB LTD	Common stock – 1,000 shares		146,130
	CIGNA CORP	Common stock – 12,100 shares		2,457,389
	CINTAS CORP	Common stock – 2,200 shares		342,826
	CITIGROUP INC	Common stock – 3,000 shares		223,230
	CONSTELLATION BRANDS INC CL A	Common stock – 2,000 shares		457,140
	COSTAR GROUP INC	Common stock – 400 shares		118,780
	COSTCO WHOLESALE CORP	Common stock – 200 shares		37,224

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	CSX CORP	Common stock – 3,900 shares		214,539
	CTRIP.COM INTL LTD ADR	Common stock – 11,600 shares		511,560
	DANAHER CORP	Common stock – 27,000 shares		2,506,140
	DELTA AIR INC	Common stock – 13,000 shares		728,000
	DOLLAR GENERAL CORP	Common stock – 11,900 shares		1,106,819
	DOWDUPONT INC	Common stock – 2,256 shares		160,672
	ELECTRONIC ARTS INC	Common stock – 10,200 shares		1,071,612
	EQUINIX INC	Common stock – 1,405 shares		636,774
	FACEBOOK INC A	Common stock – 64,200 shares		11,328,732
	FEDEX CORP	Common stock – 300 shares		74,862
	FERRARI NV	Common stock – 5,400 shares		566,136
	FIDELITY NATL INFORM SVCS INC	Common stock – 10,700 shares		1,006,763
	FIRST REPUBLIC BANK	Common stock – 286 shares		24,779
	FISERV INC	Common stock – 14,000 shares		1,835,820
	FLEETCOR TECHNOLOGIES INC	Common stock – 3,500 shares		673,505
	FORTIVE CORP	Common stock – 18,700 shares		1,352,945
	GLOBAL PAYMENTS INC	Common stock – 14,900 shares		1,493,576
	HARRIS CORP	Common stock – 3,300 shares		467,445
	HILTON INC	Common stock – 8,900 shares		710,754
	HOME DEPOT INC	Common stock – 11,500 shares		2,179,595
	HONEYWELL INTL INC	Common stock – 11,000 shares		1,686,960
	HUMANA INC	Common stock – 5,400 shares		1,339,578
	IHS MARKIT LTD	Common stock – 600 shares		27,090
	ILLUMINA INC	Common stock – 283 shares		61,833
	INCYTE CORP	Common stock – 1,600 shares		151,536
	INTERCONTINENTAL EXCHANGE INC	Common stock – 31,267 shares		2,206,199
	INTUIT INC	Common stock – 13,822 shares		2,180,835
	INTUITIVE SURGICAL INC	Common stock – 8,004 shares		2,920,980
	JPMORGAN CHASE & CO	Common stock – 14,587 shares		1,559,934
	LAM RESEARCH CORP	Common stock – 600 shares		110,442
	LOWES COS INC	Common stock – 800 shares		74,352
	MARRIOTT INTERNATIONAL INC A	Common stock – 18,300 shares		2,483,859
	MARSH & MCLENNAN COS INC	Common stock – 4,500 shares		366,255
	MASTERCARD INC CL A	Common stock – 37,400 shares		5,660,864
	MCDONALDS CORP	Common stock – 6,300 shares		1,084,356
	MERCK & CO INC NEW	Common stock – 400 shares		22,508
	MGM RESORTS INTERNATIONAL	Common stock – 400 shares		13,356
	MICROCHIP TECHNOLOGY	Common stock – 6,900 shares		606,372
	MICROSOFT CORP	Common stock – 113,600 shares		9,717,344

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	MONSTER BEVERAGE CORP	Common stock – 2,100 shares		132,909
	MORGAN STANLEY	Common stock – 93,600 shares		4,911,192
	NETFLIX INC	Common stock – 10,500 shares		2,015,580
	NEXTERA ENERGY	Common stock – 1,500 shares		234,285
	NORTHROP GRUMMAN CORP	Common stock – 1,700 shares		521,747
	NORWEGIAN CRUISE LINE HLGS LTD	Common stock – 2,700 shares		143,775
	O'REILLY AUTOMOTIVE INC	Common stock – 182 shares		43,778
	PAYPAL HLDGS INC	Common stock – 39,200 shares		2,885,904
	PHILIP MORRIS INTL INC	Common stock – 7,500 shares		792,375
	PROGRESSIVE CORP OHIO	Common stock – 6,800 shares		382,976
	RAYTHEON CO	Common stock – 200 shares		37,570
	RED HAT INC	Common stock – 12,800 shares		1,537,280
	REGENERON PHARMACEUTICALS INC	Common stock – 100 shares		37,596
	ROPER TECHNOLOGIES INC	Common stock – 4,800 shares		1,243,200
	ROSS STORES INC	Common stock – 22,002 shares		1,765,660
	ROYAL CARIBBEAN CRUISES LTD	Common stock – 9,400 shares		1,121,232
	S&P GLOBAL INC	Common stock – 3,600 shares		609,840
	SALESFORCE.COM INC	Common stock – 36,700 shares		3,751,841
	SBA COMMUNICATIONS CORP	Common stock – 500 shares		81,680
	SCHWAB CHARLES CORP	Common stock – 16,593 shares		852,382
	SEMPRA ENERGY	Common stock – 1,600 shares		171,072
	SERVICENOW INC	Common stock – 24,400 shares		3,181,516
	SHERWIN WILLIAMS CO	Common stock – 2,800 shares		1,148,112
	SHIRE PLC SPON ADR	Common stock – 200 shares		31,024
	STANLEY BLACK & DECKER INC	Common stock – 4,900 shares		831,481
	STARBUCKS CORP	Common stock – 900 shares		51,687
	STATE STREET CORP	Common stock – 18,600 shares		1,815,546
	STRYKER CORP	Common stock – 20,900 shares		3,236,156
	SYMANTEC CORP	Common stock – 11,200 shares		314,272
	TAPESTRY INC	Common stock – 1,100 shares		48,653
	TD AMERITRADE HOLDING CORP	Common stock – 62,736 shares		3,207,692
	TENCENT HOLDINGS LTD	Common stock – 99,900 shares		5,191,370
	TESLA INC	Common stock – 4,153 shares		1,293,037
	TEXAS INSTRUMENTS INC	Common stock – 6,487 shares		677,502
	TEXTRON INC	Common stock – 400 shares		22,636
	THE BOOKING HOLDINGS INC	Common stock – 4,420 shares		7,680,811
	THERMO FISHER SCIENTIFIC INC	Common stock – 11,667 shares		2,215,330
	TJX COMPANIES INC NEW	Common stock – 600 shares		45,876
	ULTA BEAUTY INC	Common stock – 200 shares		44,732

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	UNION PACIFIC CORP	Common stock – 447 shares		59,943
	UNITED CONTINENTAL HLDGS INC	Common stock – 2,500 shares		168,500
	UNITEDHEALTH GROUP INC	Common stock – 27,300 shares		6,018,558
	VERTEX PHARMACEUTICALS INC	Common stock – 22,100 shares		3,311,906
	VISA INC CL A	Common stock – 61,311 shares		6,990,680
	VMWARE INC CL A	Common stock – 3,300 shares		413,556
	WILLIS TOWERS WATSON PLC	Common stock – 10,400 shares		1,567,176
	WORKDAY INC CL A	Common stock – 10,620 shares		1,080,479
	WORLDPAY INC	Common stock – 6,500 shares		478,075
	XILINX INC	Common stock – 1,086 shares		73,218
	YUM BRANDS INC	Common stock – 24,351 shares		1,987,285
	ZOETIS INC CL A	Common stock – 2,800 shares		201,712

	William Blair U.S. Small/Mid Cap Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term investment fund – 1,911,639 units		1,911,639
	Common Stock:
	2U INC	Common stock – 11,975 shares		772,507
	ABIOMED INC	Common stock – 4,424 shares		829,102
	ADTALEM GLOBAL EDUCATION INC	Common stock – 20,306 shares		853,867
	AFFILIATED MANAGERS GRP INC	Common stock – 3,304 shares		678,146
	ARISTA NETWORKS INC	Common stock – 2,650 shares		624,287
	AXALTA COATING SYSTEMS LTD	Common stock – 18,045 shares		583,936
	BALL CORP	Common stock – 26,865 shares		1,016,840
	BANK OF THE OZARKS INC	Common stock – 20,280 shares		982,566
	BOOZ ALLEN HAMILTON HLDG CL A	Common stock – 27,487 shares		1,048,079
	BWX TECHNOLOGIES INC	Common stock – 25,460 shares		1,540,075
	CABLE ONE INC W/I	Common stock – 440 shares		309,474
	CAMBREX CORP	Common stock – 14,384 shares		690,432
	CARRIZO OIL & GAS INC	Common stock – 8,911 shares		189,626
	CBOE GLOBAL MARKETS INC	Common stock – 6,229 shares		776,071
	CELANESE CORP SER A	Common stock – 8,582 shares		918,961
	CHARLES RIVER LABS INTL INC	Common stock – 7,679 shares		840,467
	COHERENT INC	Common stock – 2,004 shares		565,569
	COLLIERS INTL GROUP INC (US)	Common stock – 6,157 shares		371,575
	COPART INC	Common stock – 40,287 shares		1,739,996
	COSTAR GROUP INC	Common stock – 4,854 shares		1,441,395
	CSRA INC	Common stock – 16,602 shares		496,732
	DEXCOM INC	Common stock – 10,993 shares		630,888

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	DIAMONDBACK ENERGY INC	Common stock – 5,635 shares		711,419
	DOMINOS PIZZA INC	Common stock – 6,483 shares		1,225,028
	DUN & BRADSTREET CORP DEL NEW	Common stock – 3,856 shares		456,589
	EAST WEST BANCORP INC	Common stock – 6,788 shares		412,914
	ENCOMPASS HEALTH CORP	Common stock – 15,945 shares		787,842
	ENCORE CAP GROUP INC	Common stock – 14,308 shares		602,367
	EURONET WORLDWIDE INC	Common stock – 7,711 shares		649,806
	EXACT SCIENCES CORP	Common stock – 9,654 shares		507,221
	FIRSTCASH INC	Common stock – 10,910 shares		735,879
	FIRSTSERVICE CORP (US)	Common stock – 7,761 shares		542,649
	GLAUKOS CORP	Common stock – 11,424 shares		293,026
	GRAND CANYON EDUCATION INC	Common stock – 10,343 shares		926,009
	GUIDEWIRE SOFTWARE INC	Common stock – 13,397 shares		994,861
	HEICO CORP CL A	Common stock – 10,156 shares		802,832
	HEXCEL CORPORATION	Common stock – 12,814 shares		792,546
	HILTON GRAND VACATIONS INC	Common stock – 18,873 shares		791,722
	HORIZON PHARMA PLC	Common stock – 52,699 shares		769,405
	IDEXX LABS INC	Common stock – 3,531 shares		552,178
	J2 GLOBAL INC	Common stock – 6,779 shares		508,628
	JONES LANG LASALLE INC	Common stock – 4,957 shares		738,246
	LIGAND PHARMACEUTICALS	Common stock – 7,403 shares		1,013,693
	LIVE NATION ENTERTAINMENT INC	Common stock – 18,637 shares		793,377
	MARTIN MARIETTA MATERIALS INC	Common stock – 5,098 shares		1,126,862
	MAXIMUS INC	Common stock – 12,712 shares		909,925
	MAXLINEAR INC	Common stock – 22,910 shares		605,282
	MICHAELS COS INC	Common stock – 34,735 shares		840,240
	MIDDLEBY CORP	Common stock – 7,857 shares		1,060,302
	NATIONAL INSTRUMENT CORP	Common stock – 13,909 shares		579,032
	NICE LTD SPON ADR	Common stock – 4,660 shares		428,301
	NU SKIN ENTERPRISES INC CL A	Common stock – 4,772 shares		325,594
	OM ASSET MANAGEMENT PLC	Common stock – 22,998 shares		385,216
	REPLIGEN	Common stock – 10,500 shares		380,940
	ROGERS CORP	Common stock – 6,252 shares		1,012,324
	SITEONE LANDSCAPE SUPPLY INC	Common stock – 8,158 shares		625,719
	SIX FLAGS ENTERTAINMENT CORP	Common stock – 19,006 shares		1,265,229
	TAKE-TWO INTERACTV SOFTWR INC	Common stock – 7,917 shares		869,128
	TELEDYNE TECHNOLOGIES INC	Common stock – 4,424 shares		801,408
	TORO CO	Common stock – 6,217 shares		405,535
	TRACTOR SUPPLY CO.	Common stock – 8,706 shares		650,773

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	TRANSUNION	Common stock – 15,979 shares		878,206
	UNIVERSAL ELECTRONICS INC	Common stock – 9,951 shares		470,185
	VAIL RESORTS INC	Common stock – 2,502 shares		531,600
	VEEVA SYS INC CL A	Common stock – 12,196 shares		674,195
	VIRTU FINANCIAL INC CL A	Common stock – 21,192 shares		387,814
	WEST PHARMACEUTICAL SVCS INC	Common stock – 5,818 shares		574,062
	WEX INC	Common stock – 7,602 shares		1,073,630
	WORLDPAY INC	Common stock – 13,882 shares		1,021,021
	YELP INC	Common stock – 18,426 shares		773,155
				378,406,747

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, bonds, certificates of deposit, and money market funds at their discretion.		83,700,724

		Investments (at fair value)		1,370,333,954

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 10.5%		22,818,203

				$1,393,152,157

*Party-in-interest
**Column not applicable for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Robert Biffle
Robert Biffle
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 14, 2018

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm